Changes in Affiliates (New Affiliate)

Gwangyang Steel Fabrication Center is a new affiliate company of the POSCO Group. POSTEEL, an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of Gwangyang Steel Fabrication Center.

Company to be affiliated:

• Company Name: Gwangyang Steel Fabrication Center

• Total Assets (KRW): 10,000,000,000

• Total Shareholders’ Equity (KRW): 10,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 10,000,000,000

• Current total number of affiliated companies: 126